ECI TELECOM LTD.

                               ------------------

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON FEBRUARY 24, 2003

                               ------------------            Petah Tikva, Israel
                                                                January 27, 2003

To the Shareholders of ECI Telecom Ltd. ("ECI" or the "Company"):

     NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders (the "Extraordinary General Meeting" or the "meeting") of ECI Telecom Ltd. will be held at our executive offices at 30 Hasivim Street, Petah Tikva, Israel, on Monday, February 24, 2003 at 10:00 a.m. (local time).

     The agenda of the Extraordinary General Meeting will be as follows:

      (1) Election of an external director of the Company and approval of her Compensation;

     (2) Approval of new terms of compensation for Mr. Krish Prabhu, a director of the Company;

     (3) Approval of a service agreement with Carmel V.C. Ltd. relating to the services of Shlomo Dovrat, a director of the Company; and

     (4) The transaction of such other business as may properly come before the meeting or any adjournment thereof.

     Shareholders of record at the close of business on January 16, 2003 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the Extraordinary General Meeting in person.

     Joint holders of Ordinary Shares should take note that, pursuant to our Amended and Restated Articles of Association (ECI's "articles of association"), the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the register of shareholders.

     Shareholders who are unable to attend the Extraordinary General Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than twenty-four (24) hours before the meeting. No postage is required if mailed in the United States.

                               By Order of the Board of Directors,

                                     DAVID BALL
                                       CHAIRMAN OF THE BOARD OF DIRECTORS

                                     DORON INBAR
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                ECI TELECOM LTD.

                                 PROXY STATEMENT
                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                                  INTRODUCTION

     This proxy statement is being furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at the Extraordinary General Meeting of Shareholders to be held on Monday, February 24, 2003 and at any adjournment thereof.

PURPOSE OF THE EXTRAORDINARY GENERAL MEETING

     The agenda of the Extraordinary General Meeting will be as follows:

      (1) Election of an external director of the Company and approval of her Compensation;

     (2) Approval of new terms of compensation for Mr. Krish Prabhu, a director of the Company;

     (3) Approval of a service agreement with Carmel V.C. Ltd. relating to the services of Shlomo Dovrat, a director of the Company; and

     (4) The transaction of such other business as may properly come before the meeting or any adjournment thereof.

VOTING

      Only holders of record of the Ordinary Shares, nominal value NIS 0.12 per share, of ECI at the close of business on the meeting record date, January 16, 2003, are entitled to notice of, and to vote at, the Extraordinary General Meeting. ECI had 107,512,612 Ordinary Shares outstanding on the meeting record date. Each Ordinary Share outstanding on the meeting record date will generally entitle its holder to one vote upon each of the matters to be presented at the Extraordinary General Meeting. A quorum must be present in order for the Extraordinary General Meeting to be held. The presence in person or by proxy of at least two shareholders holding shares that are entitled to vote in the aggregate at least 331/3% of the shares outstanding on the record date will constitute a quorum for the transaction of business at the Extraordinary General Meeting. If within half an hour from the time established for the commencement of the Extraordinary General Meeting a quorum is not present, the meeting shall stand adjourned to Monday, March 3, 2003, at the same time and place. If at the adjourned meeting a quorum is not present within one half hour from the time appointed for holding the meeting, the shareholders present shall constitute a quorum.

     Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes "for" or "against" the matter.

PROXIES

     Proxies for use at the Extraordinary General Meeting are being solicited by our board of directors. Proxies will be solicited primarily by mail and are being mailed to shareholders on or about January 27, 2003. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, e-mail or other personal contact. However, such parties will not receive additional compensation therefor. ECI will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our Ordinary Shares.

     All Ordinary Shares represented by properly executed proxies received by us twenty-four (24) hours prior to the meeting will, unless such proxies have been previously revoked, be voted at the Extraordinary General Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. If any other matters are properly presented for action at the Extraordinary General Meeting (which is not anticipated), the proxy holders will vote (which authority is conferred to such holders to vote on such matters by the proxies) in accordance with their best judgment. A shareholder returning a proxy may revoke it at any time prior to commencement of the meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Extraordinary General Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to ECI Telecom Ltd., 30 Hasivim Street, Petah Tikva 49517, Israel, attention General Counsel.

                             OWNERSHIP OF ECI SHARES

     ECI has authorized and outstanding one class of equity securities, designated Ordinary Shares, with a nominal value of NIS 0.12 per share. The following table sets forth, as of January 16, 2003, the number of shares owned by each shareholder known to ECI to be the beneficial owner of more than 5% of ECI's shares (the "Major Shareholders"). Except as mentioned in the footnotes below, none of ECI's directors or senior managers beneficially owns 1% or more of ECI's shares. Although several of ECI's directors are officers or directors of ECI's Major Shareholders, except where otherwise indicated, such individuals disclaim beneficial ownership of the shares held by such Major Shareholders.

                                                                                APPROXIMATE PERCENT
                                                                NUMBER OF            OF SHARES
         NAME AND ADDRESS                                    SHARES OWNED(1)      OUTSTANDING(2)
         ----------------                                    ---------------    -------------------

         Koor Industries Ltd.(3)(5)                           33,049,433               30.7%
           Platinum House
           21 Ha'arba'ah Street
           64739 Tel Aviv, Israel

         Clal Electronics Industries Ltd.(4)(5)               15,466,794               14.4%
           3 Azrieli Center (the Triangular Tower)
           67023 Tel Aviv, Israel

         Isal Amlat Investments (1993) Ltd. and affiliated     7,046,502                6.6%
           entities (the "Dovrat Group")(6)(7)
           16 Hagalim Avenue
           46725 Herzlia, Israel

         Ofer (Ships Holding) Ltd. and affiliated persons      6,842,200                6.4%
           (the "Ofer Brothers Group")(6)(8)
           2, Hanamal Street
           33031 Haifa, Israel


---------------
(1) The information regarding the shares beneficially owned by Major Shareholders is based on Schedules 13D filed by such shareholders and related individuals and entities with the U.S. Securities and Exchange Commission and on information provided by such shareholders.

(2) Percentages in this table are based on 107,512,612 shares of ECI outstanding as at January 16, 2003.

(3) Koor Industries Ltd. ("Koor") is an Israeli corporation whose shares are publicly traded on The Tel Aviv Stock Exchange and whose ADRs are traded on the New York Stock Exchange. Part of Koor's holdings in ECI are held by, or in the name of, wholly owned subsidiaries of Koor. In addition to Koor's holdings: (i) Jonathan B. Kolber, a director of ECI and the Chief Executive Officer and Vice Chairman of Koor, is the direct beneficial owner of 550,000 ECI shares and the indirect beneficial owner (through the Kolber Trust) of an additional 700,000 ECI shares, which together aggregate approximately 1.16% of our outstanding shares; and (ii) Danny Biran, a director of ECI and President of Koor, beneficially owns 5,000 ECI shares.

(4) Clal Electronics Industries Ltd. ("Clal") is an Israeli corporation and a wholly owned subsidiary of Clal Industries and Investments Ltd. ("CII"). CII is controlled by IDB Development Corporation Ltd. ("IDBD"). IDBD owns approximately 64% of the voting securities of CII. IDBD is controlled by IDB Holding Corporation ("IDBH"). IDBH owns approximately 58% of the voting securities of IDBD. Three private companies controlled by Oudi Recanati, Elaine Recanati, Leon Y. Recanati and Judith Yovel Recanati together beneficially own approximately 51.7% of the equity and voting power in IDBH. Leon Y. Recanati and Judith Yovel Recanati, who are brother and sister, and their cousin, Oudi Recanati, are the nephews and niece of Elaine Recanati. The following entities within the aforesaid group beneficially own additional ECI shares, as follows: IDBD (100,000 shares); Badal Securities Ltd., a wholly owned subsidiary of IDBH (100,000 shares); PEC Israel Economic Corporation, a wholly-owned subsidiary of Discount Investment Corporation Ltd. ("DIC") - a corporation controlled by IDBD (22,198 shares) and Leon Y. Recanati (10,000 shares). In addition, Meir Shannie, a director of ECI and President and CEO of CII, beneficially owns 5,000 ECI shares. CII, IDBD, IDBH and DIC are all Israeli corporations whose shares are publicly traded on The Tel Aviv Stock Exchange.

    In May 2002, IDBH announced that the three aforesaid private companies agreed to sell shares representing approximately 51.7% of IDBH to a group comprising Ganden Holdings Ltd., Ganden Investments IDB Ltd., Maskit-Man Ltd. (a company owned by the Yitzhak and Ruth Manor family) and Avraham Livnat Investments (2002) Ltd. There is an agreement among the purchasers regarding cooperation between them as shareholders of IDBH. The completion of the transaction is subject to fulfillment of conditions precedent and to the receipt of various approvals, including approval by the shareholders of the sellers.

(5) Pursuant to an agreement entered into between Koor and Clal on April 8, 1998 (the "Koor-Clal Agreement"), the parties agreed, among other things, to vote their respective shares in ECI to the effect that (i) the majority of the members of ECI's board of directors will be designated by Koor as long as Koor owns no less than a 15% interest in ECI; and (ii) 20% of the members of ECI's board of directors will be designated by Clal, as long as Clal owns no less than a 5% equity interest in ECI. However, the present composition of ECI's board of directors does not reflect these provisions of the Koor-Clal Agreement. The Koor-Clal Agreement also provides that, Clal may acquire additional shares of ECI, provided that such acquisition would not cause Clal's equity interest in ECI to exceed 15%, unless Clal receives an approval from the Israeli Comptroller of Restrictive Trade Practices to own more than a 15% equity interest in ECI. Koor and Clal also agreed under the Koor-Clal Agreement that as long as their voting arrangements, as described above, are in force, they shall use their best efforts to ensure that in the event that ECI decides to issue Ordinary Shares or any securities convertible into Ordinary Shares to Koor or Clal or to any shareholder of ECI affiliated with Koor or Clal, the other party shall be entitled to purchase Ordinary Shares or other convertible securities under such issuance in accordance with its proportional respective holdings in ECI.

    The Koor-Clal Agreement further provides that Koor and Clal shall use their best efforts to cause ECI to enter into a registration rights agreement with Koor and Clal. Such a registration rights agreement has not yet been entered into.

(6) 6,580,000 of the ECI shares held by the Dovrat Group and 6,580,000 of the ECI shares held by the Ofer Brothers Group were acquired in February 2002 pursuant to a subscription agreement of December 6, 2001 (the "Subscription Agreement"). Pursuant to article 37(h) of ECI's articles of association, the purchasers of these shares and certain permitted assigns (the "Purchasers") are entitled to directly appoint two directors of ECI for so long as they hold at least 10% of our outstanding Ordinary Shares, and one director for so long as they hold at least 5% of our outstanding Ordinary Shares, although the appointment of any such director may be rejected by those directors not appointed by the Purchasers in their reasonable discretion. Generally, such directors may also only be removed or replaced by the Purchasers. In addition, for so long as the Purchasers hold at least 10% of our outstanding Ordinary Shares, they have the right to propose that one of the directors appointed by them be named as Vice Chairman of our board of directors, subject to the approval in their reasonable discretion of those directors not appointed by the Purchasers.

    The right for the Purchasers to directly appoint directors under article 37(h) will expire at the commencement of the annual general meeting of ECI to be held during the year 2005. For as long as such right is in force, the shares purchased pursuant to the Subscription Agreement do not carry voting rights in respect of the election of other directors. All the shares purchased pursuant to the Subscription Agreement are held of record in the names of the owners set forth in footnotes (7) and (8) below. The parties that comprise the Dovrat Group and the parties that comprise the Ofer Brothers Group may together be deemed to constitute a "group" for the purposes of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Each party within each of the aforesaid groups disclaims beneficial ownership of all shares held by the parties that comprise the other such group.

(7) The following are the names and direct holdings of the individuals and entities that comprise the Dovrat Group: Isal Amlat Investments (1993) Ltd. ("Isal Amat") (2,632,632 shares); Shlomo Dovrat, a director of ECI and Vice Chairman of our board of directors (112,000 shares); Harel Beit-On (112,000 shares); Avi Zeevi (24,947 shares); D. Partners (Israel) Limited Partnership (368,371 shares); D. Partners (BVI) L.P. (684,211 shares); Daniel Chertoff, now Vice President, Investor Relations, of ECI (6,580 shares); Walter Grassl (2,630 shares); Karl Heinz Achinger (5,000 shares); Carmel Software Fund
    (Israel) L.P. (1,018,948 shares); Carmel Software Fund (Cayman) L.P. (1,258,141 shares); Carmel Software Fund (Delaware) L.P. (549,576 shares); Carmel Software Fund Gbr (90,472 shares); and Carmel V.C. Ltd., acting for Siemens Venture Capital GmbH (180,944 shares) (the previous five entities being referred to as the "Carmel Funds"). The stated holdings of the Carmel Funds include an aggregate of 466,502 ECI shares that were purchased outside the provisions of the Subscription Agreement of December 6, 2001. In addition, see Item 3 below regarding a proposal to grant stock options to Carmel V.C. Ltd. Mr. S. Dovrat and Mr. Zeevi are managing partners in various entities that are the general partners and investment managers of the various Carmel Funds. Mr. S. Dovrat and his father, Aharon Dovrat, are directors and/or major shareholders of various entities within, or affiliated with entities within, the Dovrat Group, or which provide the Dovrat Group or affiliates with investment advisory and related services. Mr. A. Dovrat is also Chairman of Isal Amat. Mr. A. Dovrat and Mr. S. Dovrat hold substantial indirect interests in, and are directors of, the general partner of D. Partners (Israel) Limited Partnership and are directors of D. Partners (BVI) L.P. Mr. Grassl is, and Mr. Chertoff was, a manager of various entities that are the general partners and investment managers of the various Carmel Funds. Mr. Achinger is a member of the advisory boards of the various Carmel Funds. Isal Amlat is an investment company whose shares are publicly traded on The Tel Aviv Stock Exchange. Due to the relationship between the parties that comprise the Dovrat Group, certain of such parties may be deemed to beneficially own shares which are held by certain of the other parties within the Dovrat Group. Each such party disclaims beneficial ownership of the shares held by any other party within the group.

(8) The names and direct holdings of the individuals and entity comprised in the Ofer Brothers Group are Ofer (Ships Holdings) Ltd. ("Ofer Ships") (4,473,778 shares, including 262,200 ECI shares purchased outside the provisions of the Subscription Agreement of December 6, 2001); Udi Angel, a director of ECI (789,474 shares); Doron Ofer (789,474 shares); and Eyal Ofer (789,474 shares). Mr. Angel is a director and Managing Director of Ofer Ships and Mr. Angel, Mr. D. Ofer and Mr. E. Ofer each hold, directly or indirectly, one third of the outstanding Shipping Shares of Ofer Ships, which shares possess all the usual rights of capital stock. Mr. D. Ofer and Mr. E. Ofer are cousins. Due to the relationship between the parties that comprise the Ofer Brothers Group, such parties may be deemed to beneficially own shares which are held by certain of the other parties within the Ofer Brothers Group.

                 PROPOSALS FOR THE EXTRAORDINARY GENERAL MEETING

                    ITEM 1--ELECTION OF AN EXTERNAL DIRECTOR

     Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by Israel's Companies Law 5759 - 1999 (the "Companies Law") to appoint at least two external directors ("external directors"). To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual's position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination from office, a former external director may not serve as a director or employee of the company or provide professional services to the company for consideration.

     An external director must be elected by the shareholders. The term of an external director is three years and may be extended for an additional three years. Other directors are elected annually. All of the external directors of a company must serve on its audit committee. Each other committee of a company's board of directors empowered with powers of the board of directors is required to include at least one external director.

     Mr. Uri Neeman, who was elected as an external director of ECI in February 2001, has resigned as an external director of ECI with effect from January 15, 2003. Avner Naveh, who was elected as the other external director of ECI in September 2000, continues to serve ECI as an external director until September 2003.

     At the meeting, shareholders will be asked to elect Ms. Yocheved Dvir as an external director of ECI. The Company has received a declaration from such nominee, confirming her qualifications under the Companies Law to be elected as an external director of the Company.

     A brief biography of the nominee is set forth below:

     YOCHEVED (YOCHI) DVIR has been an independent strategic consultant to various projects since August, 2002. Prior to then she was a Senior Vice President of the Migdal Group, one of Israel's foremost insurance groups, since 1992 She joined the Migdal Group in 1981 and held a number of senior financial and management positions, including Head of the Economics Department from 1986 to 1988, Head of the Corporate Office from 1989 to 1992, Head of the General Insurance Division and Corporate Office from 1993 to 1997, Head of the Finance Division (chief financial officer) from 1997 to November 1999 and Head of the group's Strategic Development Divison and Marketing Array and a Risk Manager from November 1999 to July 2000. Ms. Dvir serves on the boards of directors of a number of Israeli companies including Menorah Insurance Company Ltd. and Elite Industries Ltd. She holds bachelors degrees in economics and statistics from the University of Haifa, Israel, and is studying for an MBA degree in statistics (operations research) at the Hebrew University of Jerusalem.

     Subject to her election and to shareholders approval, ECI's audit committee and board of directors have resolved that Ms.Dvir will receive an annual directors fee, participation fees and a stock option award equivalent to that paid or granted to ECI's other external director. As at January 16, 2002, there were no shares of ECI beneficially owned by Ms.Dvir.

     It is proposed that at the meeting the following resolutions be adopted:

           (a) "RESOLVED, that Yocheved Dvir be elected as an external director of ECI for a term of three years."

           (b) "RESOLVED, that, subject to approval of the aforesaid resolution, Yocheved Dvir receive directors' compensation, including stock options, equivalent to that received by ECI's other external director."

     Approval of the above resolutions will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting on the resolutions, provided that, as regards resolution (a) above, (i) the shares voting in favor include at least one-third of the shares voted by shareholders who are not controlling shareholders, or (ii) the total number of shares voted against by shareholders who are not controlling shareholders does not exceed one percent of ECI's outstanding shares. For the purposes of this vote, Koor and Clal are deemed controlling shareholders (see the section headed "Ownership of ECI Shares" above).

              THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THESE PROPOSED RESOLUTIONS.

       ITEM 2--APPROVAL OF NEW TERMS OF COMPENSATION FOR MR. KRISH PRABHU,
                            A DIRECTOR OF THE COMPANY

     Under the Companies Law, the terms of compensation of directors of ECI must be approved by ECI's audit committee, board of directors and shareholders, in that order.

     In November 2002, following approval by ECI's audit committee and board of directors, ECI's shareholders approved the terms of compensation for a number of recently appointed directors of ECI, including Mr. Krish Prabhu, as provided in the service agreements entered into with such directors. Mr. Prabhu, who was appointed as a director of ECI on July 3, 2002, is not affiliated to any of the Company's Major Shareholders.

     The main provisions of Mr. Prabhu's service agreement, which is for a term of three years, subject to annual re-election by shareholders, were (i) the payment of an annual directors fee of $60,000; (ii) the grant of 50,000 stock options; and (iii) Mr. Prabhu was to make himself available to other members of the board and members of senior management for additional informal meetings, limited to not more twenty days per year, for which he was to be paid an additional directors fee of $2,500 per day.

     Subject to shareholders' approval, the audit committee and the board of directors have approved new terms of compensation for Mr. Prabhu, designed to reflect his agreement to devote more of his professional time to the affairs of the Company. Mr. Prabhu is a recognized expert and twenty-year veteran of the telecommunications industry. With effect from January, 2003, Mr. Prabhu will devote at least one-half of his professional time to the affairs of ECI and will receive an annual fee of $150,000, payable monthly, instead of the fees previously approved. In addition, Mr. Prabhu is to receive the grant of stock options to purchase an additional 100,000 shares of ECI, at an exercise price of $1.99 per share. Commencing in 2004, one third of these options become exercisable in January of each year. The Company believes that Mr. Prabhu's additional focus on ECI will enable ECI to take greater advantage of his extensive industry experience.

     It is proposed that at the meeting the following resolution be adopted:

          "RESOLVED that the new terms of compensation for Krish Prabhu, as approved by the audit committee and board of directors of ECI, including the grant to him of 100,000 stock options, be, and they hereby are, approved."

     Approval of this proposal will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

               THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED RESOLUTION.

     ITEM 3--APPROVAL OF A SERVICE AGREEMENT WITH CARMEL V.C. LTD. RELATING TO THE SERVICES OF SHLOMO DOVRAT, A DIRECTOR OF THE COMPANY

     Under the Companies Law, a transaction between ECI and a third party in which a director of ECI has an interest, must be approved by ECI's audit committee, board of directors and shareholders, in that order, unless such transaction is in the ordinary course of business.

     On December 16, 2002, following approval by ECI's audit committee, the board of directors of ECI approved a service agreement (the "Service Agreement") with Carmel V.C. Ltd., relating to the services of Shlomo Dovrat, a director of ECI. Carmel V.C. Ltd. is a company controlled by Mr. S. Dovrat and his father, Aharon Dovrat, and is entitled to the services of Mr. S. Dovrat. Mr. S. Dovrat has agreed to devote a considerable amount of his time to the affairs of ECI and brings to the Company a wide business experience.

     Under the terms of the Service Agreement, Carmel V.C. Ltd. will make available to ECI the services of Mr. S. Dovrat in consideration of an annual management fee of $300,000, commencing January 1, 2003. In addition, Carmel V.C. Ltd. is to receive the grant of stock options to purchase 300,000 shares of ECI, at an exercise price of $2.21 per share. One half of these options become exercisable upon the date of shareholders approval and balance one year thereafter.

     Mr. S. Dovrat, who is Vice Chairman of ECI's board of directors, was appointed directly as a director of ECI by the purchasers of the shares acquired pursuant to the Subscription Agreement of December 6, 2001 (for particulars of such agreement and details of ECI shares held by Mr. S. Dovrat, Carmel V.C. Ltd. and other entities in which he has an interest, see footnotes (6) and (8) to the table of Major Shareholders in the section headed "Ownership of ECI Shares" above).

     It is proposed that at the meeting the following resolution be adopted:

          "RESOLVED that the service agreement between ECI and Carmel V.C. Ltd., relating to the services of Mr. Shlomo Dovrat, as approved by the audit committee and board of directors of ECI, including the grant of 300,000 stock options, be, and it hereby is, approved."

     Approval of this proposal will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

               THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED RESOLUTION.

                              ITEM 4--OTHER MATTERS

     It is not anticipated that there will be presented at the meeting any matters other than those on the agenda described above. If any other matters should properly come before the meeting, the persons named on the enclosed proxy card will have discretionary authority to vote all proxies in accordance with their best judgment.

                                By Order of the Board of Directors,

                                      DAVID BALL
                                        CHAIRMAN OF THE BOARD OF DIRECTORS

                                      DORON INBAR
                                        PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: January 27, 2002

                                     PROXY

                                ECI TELECOM LTD.

          PROXY FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON FEBRUARY 24, 2003
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

      The undersigned hereby constitutes and appoints DORON INBAR, GIORA BITAN, SHMUEL GITLIN, MARTIN OSSAD and EFRAT NAVEH, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of ECI Telecom Ltd. (the "Company"), held of record in the name of the undersigned at the close of business on January 16, 2003, at the Extraordinary General Meeting of Shareholders (the "Meeting") to be held at the offices of the Company, 30 Hasivim Street, Petah Tikva, Israel, on February 24, 2003 at 10:00 a.m. (local time), and at any and all adjournments thereof on the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

                       GENERAL MEETING OF SHAREHOLDERS OF

                                ECI TELECOM LTD.

                               FEBRUARY 24, 2003



                                                -------------------------------
                                                COMPANY NUMBER
Please  date,  sign and mail your  proxy        -------------------------------
card in the envelope provided as soon as        ACCOUNT NUMBER
possible.                                       -------------------------------
                                                NUMBER OF SHARES
                                                -------------------------------



                Please detach and mail in the envelope provided.


--------------------------------------------------------------------------------
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1(a) THROUGH 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
                   VOTE IN BLUE OR BLACK INK AS SHOWN HERE [x]
--------------------------------------------------------------------------------

                                                          FOR   AGAINST  ABSTAIN

                        1(a). Election of Yocheved Dvir   [ ]     [ ]      [ ]
                              as an external director
                              of ECI.

                        1(b). Approval of directors       [ ]     [ ]      [ ]
                              compensation for Yocheved
                              Dvir.

                        2.    Approval of new terms of    [ ]     [ ]      [ ]
                              compensation for Krish
                              Prabhu.

                        3.    Approval of service         [ ]     [ ]      [ ]
                              agreement with Carmel
                              V.C. Ltd.

                        In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Meeting, or any adjournment thereof.

                        THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE, THE PROXY WILL BE VOTED FOR EACH PROPOSAL. ANY AND ALL PROXIES HERETOFORE GIVEN BY THE UNDERSIGNED ARE HEREBY REVOKED.

                        The undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.
To    change     the
address    on   your
account,      please
check   the  box  at
right  and  indicate
your new  address in
the  address   space
above.  Please  note
that  changes to the
registered   name(s)
on the  account  may
not be submitted via
this method.         [ ]


Signature of Shareholder_______ Date:___ Signature of Shareholder______ Date:___

NOTE: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.